FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Reports First Quarter Financial Results

•	Solid revenues from core businesses amid challenging market environment

•	Retail client assets continued to climb as efforts to transform business model start to deliver tangible results

•	Asset Management reported strongest revenues since quarter ended Sep 2007, driven by expansion in assets under management and dividend income

•	Wholesale revenues remained strong on solid performance in Global Markets despite lower volatility and market trading volumes

Tokyo, July 29, 2014—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2015.

Net revenue in the first quarter was 370.8 billion yen (US$3.7 billion)1, income before income taxes was 51.7 billion yen (US$510 million), and net income attributable to Nomura Holdings shareholders was 19.9 billion yen (US$196 million).

“We reported solid net revenue from our three core businesses in the first quarter as Retail and Asset Management posted higher revenues compared to last quarter and Wholesale revenues remained resilient,” said Koji Nagai, Nomura’s Group CEO.

“Retail client assets climbed to 95.3 trillion yen, the second highest level ever, highlighting progress in the transformation of our Retail business model. Asset Management had its best quarter since September 2007 as assets under management continued to grow and the Taiwanese asset management firm we acquired in April contributed to earnings.

“Wholesale revenues were roughly in line with the previous quarter despite challenging market conditions. Global Markets continued to deliver solid revenues and we won a number of investment banking mandates in areas where we choose to compete.

“Looking ahead, we will continue to meet the changing needs of our clients and pursue new business opportunities by connecting markets east and west as Asia’s global investment bank to deliver value-added products and services and contribute to economic growth.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 101.28 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2014. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2014/15 Q1		QoQ	YoY
Net revenue	Y	106.9bn	+9%	–36%
Income before income taxes	Y	31.6bn	+36%	–61%

Retail reported net revenue of 106.9 billion yen, up 9 percent quarter on quarter but down 36 percent year on year. Income before income taxes increased 36 percent from the previous quarter and declined 61 percent from the same quarter last year to 31.6 billion yen.

From the first quarter, Nomura commenced disclosure of net inflows of cash and securities, which replaces net asset inflows reported to date. The new indicator makes it easier to track actual flows of cash and securities, giving a more accurate indication of the growth of client assets.

Last quarter, net inflows of cash and securities was negative 365.8 billion yen, but in the first quarter it turned positive to 472.9 billion yen. Retail client assets climbed to 95.3 trillion yen at the end of June, the second highest level ever, supported by market gains.

Net inflows into investment trusts increased for the third straight quarter and discretionary investments and insurance products saw strong growth, reflecting a greater focus on making proposals based on an understanding of each client’s individual life plan and their specific needs.

Asset Management

	FY2014/15 Q1		QoQ	YoY
Net revenue	Y	23.3bn	+14%	+16%
Income before income taxes	Y	8.3bn	+56%	+24%

Asset Management net revenue was 23.3 billion yen, up 14 percent quarter on quarter and 16 percent year on year. Income before income taxes jumped 56 percent over last quarter and 24 from last year to 8.3 billion yen.

Further growth in assets under management and dividend income helped lift Asset Management revenues to their highest level since the three months ended September 2007. ING Securities Investment & Trust (Taiwan), which Nomura acquired in the first quarter, has started contributing to earnings.

Nomura’s investment trust business reported inflows into global high dividend stock and high yield bond funds, while the international investment advisory business saw inflows primarily into Japan stock and high yield bond products via UCITS2 funds.

[2]	Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities

Wholesale

	FY2014/15 Q1		QoQ	YoY
Net revenue	Y	188.9bn	–5%	–3%
Income before income taxes	Y	5.7bn	–83%	–77%

Wholesale booked net revenue of 188.9 billion yen, down 5 percent from last quarter and 3 percent from the first quarter last year. Income before income taxes was 5.7 billion yen, a decline of 83 percent quarter on quarter and 77 percent year on year, pushed down by deferred compensation related expenses booked in the first quarter.

Global Markets revenues remained strong despite lower market volatility and volumes. Fixed Income had a relatively solid quarter as Credit and Securitized Products offset a slowdown in Rates. Equities revenues increased amid lower market volumes, driven by a steady performance in Cash Equities and an improvement in Derivatives.

Investment Banking first quarter net revenue was at the highest level in five years, despite declining from last quarter as large ECM deals in Japan slowed. Internationally, net revenue declined from the strong prior quarter, but increased in each region on a year on year basis. Nomura continued to win a number of high-profile mandates in Japan and overseas, further building its track record in multi-product deals in key focus sectors.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, Nomura’s total capital ratio was 15.3 percent and its Tier 1 ratio was 13.0 percent under Basel 3. Nomura had total assets of 43.9 trillion yen and shareholders’ equity of 2.5 trillion yen. Gross leverage was 17.8 times and net leverage was 11.3 times. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2014 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.